UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- Form C: Offering Statement

- Form C-U: Progress Update

- Form C/A: Amendment to Offering Statement

- Check box if Amendment is material and investors must reconfirm within five business days.

☒Form C-AR: Annual Report

- Form C-AR/A: Amendment to Annual Report

- Form C-TR: Termination of Reporting

Name of issuer Dunamis Charge, Inc.

Legal status of issuer Form

Corporation

Jurisdiction of Incorporation/Organization

Michigan

Date of organization

March 26, 2020

Physical address of issuer

19785 W. 12 Mile Rd., Ste. 345

Southfield, MI 48076

Website of issuer

http://www.dunamischarge.com

Is there a Co-issuer?

☐ Yes ☒No

Name of Co-issuer

Legal status of Co-issuer

Form

Jurisdiction of Incorporation/Organization

Date of organization

Physical address of Co-issuer

Website of Co-issuer

	Most recent fiscal year end (2024)	Prior fiscal year end (2023)
Total Assets	$867,410.87	$582,517.26
Cash and Cash Equivalents	$308,295.55	$4,059.93
Accounts Receivable	$8,000	$0
Short-term Debt	$1,357,918.65	$631,110.96
Long-term Debt	$5,139,863.95	$4,772,059.31
Revenues/Sales	$166,374.59	$12,790
Cost of Goods Sold	$1,990,061.75	$2,651,194.66
Taxes Paid	$47,517.24	$75
Net Income	($812,093.95)	($3,751,527.14)

Form C-AR

This Form C-AR is the annual report of Dunamis Charge, Inc. ("Issuer," the "Company," "we," "our," "us") prior to the close of an offering of a Convertible Note ("Note") by Issuer to investors (the "Investors") under Regulation Crowdfunding (the "Regulation CF Offering").

Forward-Looking Statement Disclosure

This Form C-AR, including any Exhibits referred to herein, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR, including any Exhibits referred to herein, are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, including the Exhibits referred to herein, you should understand that these statements are not guarantees of performance, results, or other events, all of which involve risks, uncertainties (many of which are beyond the Company's control), and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operations, operating or financial performance, and other actual future events, and cause such operations, performance, and events to differ materially from the operations, performance, and events anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operations, operating or financial performance, or other actual future events may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR, including any Exhibits referred to herein, speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operations, our operating or financial performance, or other future events to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, or other statement in this Form C-AR, including any Exhibits referred to herein, whether as a result of new information, future developments or otherwise, including decisions made at the Company's option, except as may be required by law.

Pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202), an issuer that has offered and sold securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)), and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and Regulation Crowdfunding, must file with the United States Securities and Exchange Commission (the "SEC") and post on the Issuer's web site an annual report along with the financial statements of the Issuer certified by the principal executive officer of the Issuer to be true and complete in all material respects (**Exhibit D**) and a description of the financial condition of the Issuer as described in Rule 201(s) of Regulation Crowdfunding. The annual report also must include the disclosure required by paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), and (x) of Rule 201 of Regulation Crowdfunding ("Rule 201").

Rule 201(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the Issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website

Dunamis Charge, Inc.	Corporation	Michigan	March 26, 2020	19785 W. 12 Mile Rd., Southfield, MI 48076	http://dunamischarge.com

Rule 201(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Issuer, all positions and offices with the Issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

1. **Each person's principal occupation and employment, including whether any officer is employed by another employer; and**

2. **The name and principal business of any corporation or other organization in which such occupation and employment took place.**

Directors and officers and their positions with the Issuer:

Name	Position(s) with the Issuer	Time period position(s) with the Issuer have been held
Natalie King	President & Officer	2020-present
Bennie Fowler	Chief Operating Officer	2024-present
Dr. Donna L. Bell	Chief Product Officer	2025-Present

Principal occupation and employment of directors and officers over the past three years:

Name	Employer	Employer's principal business	Occupation and activities	Dates of Service
Natalie King	Dunamis Clean Energy, LLC	technology, manufacturing and engineering firm focused on energy efficiency and environmental service solutions	Founder & Chief Executive Officer Oversee all aspects of the company, including product development, funding, personnel development, public branding, and all manufacturing, marketing, and operational activities. manage and navigate the company; ensure that all projects are completed on time and within budget; foster a positive work culture and develop the skills of fellow team members.	2012-present
		manufacture of electrical vehicle chargers and related technology		2020-present

	Dunamis Charge, Inc.			

Name	Employer	Employer's principal business	Occupation and activities	Dates of Service
Bennie Fowler	Dunamis Charge, Inc.	manufacture of electrical vehicle chargers and related technology	Chief Operating Officer driving quality improvements, operational efficiency, and business transformation for the Company.	2024-Present
	Dunamis Clean Energy, LLC	technology, manufacturing and engineering firm focused on energy efficiency and environmental service solutions	Chief Operating Officer Responsible for overseeing all day-to-day operations, ensuring efficient execution of strategic plans by managing various departments, collaborating with the CEO, and driving operational excellence to achieve company goals. Executing vision, strategy, business plan and go to market strategy	2024-Present

	Bennie W Fowler LLC	President and Chief Executive Officer		2018-Present
Dr. Donna L. Bell	Dunamis Charge, Inc.	Chief Product Officer	Oversee product development and engineering for electrical vehicle supply & equipment portfolio	2025-Present
			Engage in research analysis, research, business development, and project implementation for clients	

	Dr. Donna Bell Consulting	Chief Executive Officer	Engineering, product creation, and procurement of electrical vehicle chargers	2024-Present
			Write executive reports and provide research and analysis regarding automotive financial services	
	Lordstown Motors Corporation	Executive Vice President		2022-2023
	Ford Credit	Vice President		2022-2022

Rule 201(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is a beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of beneficial owner	Percentage of voting power
Natalie King	100%

Rule 201(d) A description of the business of the Issuer and the anticipated business plan of the Issuer.

Dunamis Charge, Inc.'s mission is to make high-quality, affordable electrical vehicle (EV) charging solutions accessible everywhere. Dunamis Charge aims to transform lives with world-class, dependable EV charging technology. The Company is dedicated to revolutionizing how people access energy and their goal is to create a world where going electric is easy and accessible for everyone, whenever and wherever it's needed. The Company is committed to making best-in-class, cost-effective EV charging solutions available while benefiting the planet. Dunamis Charge, Inc.'s primary charging solutions include (1) Level 2 Residential EV Charger; (2) Level 2 Commercial EV Charger, and (3) DC Fast EV Charger (coming soon).

Dunamis Charge, Inc.'s EV charging stations are hardware technology designed for safety and reliability while offering drivers a user-friendly, premium charging experience. The Company rigorously tests all products in order to ensure that they are built to withstand the elements. Dunamis Charge, Inc.'s stations are part of a complete solution that includes 24/7 driver support, cloud-based software with features and plans for every industry, and world-class service and maintenance.

As Dunamis looks to expand, it will place an emphasis on marketing and production increase.

The Company has 142+ number of chargers across the country. Dunamis' customer lifetime value is $1,900 on average. Dunamis' customer acquisition cost is $100 or 10% on average.

The Company offers its employees a $22/hour livable wage on average as well as healthcare, vision and dental benefits. The Company also offers its salaried employees on average $80,000 a year as well as healthcare, vision and dental benefits.

Dunamis raised $61,800 in our Regulation Crowdfunding Offering that ended on December 17, 2024.

The Company expects to generate approximately $7,000,000 in gross revenues in 2025. In 2025, Dunamis Charge, Inc. placed an emphasis on raising capital, marketing and sales, hiring top tier engineers and c-suite executive management, inventory and equipment, material procurement and research and development (R&D) for second and third generation electric vehicle charger models.

The Company's marketing and R&D are in-house.

The Company currently has financial institution lending through lines of credit that will assist with operation costs. This line of credit will assist with working capital of the Company.

Rule 201(e) The current number of employees of the Issuer.

9

Rule 201(f) A discussion of the material factors that make an investment in the Issuer speculative or risky.

A crowdfunding investment involves risk. Investors should not invest any funds in the Regulation CF Offering unless they can afford to lose their entire investments.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of the Regulation CF Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC does not pass upon the merits of any securities offered or the terms of the Regulation CF Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

The Securities were offered under an exemption from registration; however, the SEC has not made an independent determination that the Securities are exempt from registration.

The following list of risk factors and the risk factors stated elsewhere in this report are not intended and should not be understood as an exhaustive list of all risks related to an investment.

Risk Factors

The Company may operate online which has certain risks inherent within this form of operating including risks concerning data privacy, consumer protection, cyber security, system reliability, copyright and other intellectual property issues, and logistics issues pertaining to online orders and availability of stock. If any of these issues occur, it could impact the profits and overall operations of the Company, which could undermine the investment of the Investor. It is quite possible that the Investor may lose a portion or its entire investment if any of the foregoing issues occur.

The success of the Company may depend, at least in part, on the continued performance of its marketing and sales.Any event materially affecting the performance of the Company's sales may have a material adverse effect on the Company.

The business operates in a growing market with well-funded competitors. We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition and/or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

The Company utilizes third-party vendors and manufacturers for various material requirements related to the production of their products. Any disruption to the supply chain could negatively impact the Company and its ability to produce and sell said products.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, either of which would cause the Company's business to suffer.

The Company is a mission-driven business that is focused on providing a product that is both safe and environmentally friendly. As a result, the Company may make decisions based on considerations other than strictly maximizing short-term profit and as a result the cost of products may be higher.

Our failure to comply with government rules and regulations may harm our business. Our business must comply with local, state and federal rules and regulations covering standard product, business, taxation and environmental requirements, including those concerning electric vehicle chargers and other energy management equipment and services. The Company's electrical vehicle chargers are not regulated by any particular governing body, and other applicable rules enforced by local and state agencies as it regards workplace and consumer safety, and the authorization, licensing, and good manufacturing practices of the manufacture and sale of electric vehicle chargers are adhered to by the Company. Still, undetermined industry wide Reliability Standards that lead to inferior mechanical and electrical design and build of units may open the Company up to potential litigation, fines, or other sanctions pertaining to the production of its products.

We believe that we will be able to comply with the rules and regulations governing our business, but if we do fail to comply, we may be subject to fines or other penalties, or our permit or license may be lost or suspended. We may have to stop operating and our investors may lose their entire investment.

Control of the Company and all of its operations are with Natalie King (the "Founder") and will likely remain with her. Investors must rely upon the judgment and skills of the Founder.

Key Personnel. Much of the Company's success depends on the skills, experience, and performance of its key members of personnel: Natalie M. King, Bennie Fowler, Dr. Donna L. Bell, and on key suppliers' knowledge and skills, as we have carefully selected these suppliers to meet our needs. The loss of the services of any of the key members of personnel and/or suppliers, or the Company's inability to recruit, train, and retain key personnel and/or suppliers may have a material adverse effect on the Company's business, operating results, and financial condition.

We may not generate sufficient revenue or raise enough funds to develop or enhance our products or respond to competitive pressures. Such limitation may have a material adverse effect on the Company's business, operating results and financial condition.

No assurance can be given that an Investor will realize a substantial return on investment, or any return at all, or that an Investor will not lose a substantial portion or all of the investment.

Speculative. The Investor acknowledges that (a) projections, forecasts or estimates as may have been provided to the Investor were purely speculative and could not be relied upon to indicate actual results that was obtained through this Regulation CF Offering; any such projections, forecasts and estimates were based upon assumptions that were subjected to change and which were beyond the control of Company and its management; (b) the tax effects which was expected by this Regulation CF Offering was not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have had an adverse effect on one or more of the tax consequences of this Regulation CF Offering; and (c) the Investor was advised to consult with their own advisor regarding legal matters and tax consequences involving this investment.

No Guarantee of Return. No assurance was given to the Investor that the Investor would realize a substantial return on investment, or any return at all, or that the Investor would not lose a substantial portion or all of their investment. For this reason, Investors were advised to carefully read the all disclosure material (Form C) and consult with an attorney, accountant, and/or business advisor prior to making their investment in the Company.

Tax Consequences May Vary. No representation or warranty of any kind was made by the Company or its management team or advisors with respect to any tax consequences of any investment in the Company. The Investor was advised to seek their own tax advice concerning the tax consequences of their investment in the Company.

No Legal or Financial Advice. In making an investment decision, the Investor was required to rely on their own examination of the Company and the terms of the Regulation CF Offering, including the merits and risks involved. The Investor should have consulted their own counsel, accountant, financial advisor, or other professional adviser as to their legal, tax and other related matters concerning the Regulation CF Offering.

Board of Directors. The Company's success substantially depended on the efforts of its Board of Directors: Natalie M. King. Investors were required to rely upon the judgment and skills of these Board of Directors. The loss of the services of any Board of Director could have had a material adverse effect on the Company's business and financial condition.

Control of Company. Control of the Company and all of its operations are, and will remain, solely with its Board of Directors, Officers, and Principal Security Holders. Investors of the Regulation CF Offering had limited or no control over the management and affairs of the Company.

Additional Capital Needs. The Company needed to raise additional capital subsequent to the Regulation CF Offering in order to expand and continue operating its business, and there was no guarantee that such additional capital, if any, was available on terms favorable to the Investor or at all. The Company did not work with an underwriter, placement agent or similar party, and as a result, there was no guarantee that the Company would raise any particular amount in the Regulation CF Offering or in the subsequent offerings.

Certain Factors May Affect Future Success. Any continued future success that the Company enjoyed after the Regulation CF Offering and may enjoy in the future will depend upon many factors, including factors beyond the control of the Company and/or which cannot be predicted at this time. These factors included or may have included, but are not limited to, employee layoffs or changes, including changes in key personnel as described herein; changes in or increased levels of competition; changes in general economic conditions, such as economic recession at the national level; increases in operating costs, such as the Company's recent need for capital; the Company's ability to obtain grant funding or other loans; reduced margins caused by competitive pressures; and reduced production due to changes in the current political climate as it concerns electrical vehicle adoption. These conditions had or may have had a material adverse effect upon the Company's business, operating results, financial condition, and the investment of the Investor.

Effective Use of Proceeds.The Company made a material change in the Regulation CF Offering during or after the offering period. An amendment of the Form C or filing of a Form C/A with the Securities Exchange Commission (SEC) occurred. The Investor understood that since a material change did occur during the offering period, they were required to reconfirm their commitment within five (5) business days of the material change in order to accept these changes. Otherwise, the Investor's commitment would have been considered cancelled under the Regulation CF. The Investor also understood that the failure to use the proceeds from the Regulation CF Offering effectively could have harmed the business and financial condition of the Company, and therefore, their investment.

Risks Inherent to Manufacturing: The Company is a manufacturing corporation, defined as a corporation that is engaged in the production of some article, thing, or object, by skill or labor, out of raw material, or from matter which has already been subjected to artificial forces, or to which something has been added to change its natural condition. Manufacturing corporations are highly regulated by local, state, and federal regulatory bodies, especially those concerning electrical vehicle chargers. As such, the Company is regulated and any changes to these regulations could have and could still significantly affect the operations of the company, which could negatively impact the investment of the Investor.

Risks Inherent to B to B Businesses:The Company operates as a wholesaler to other businesses which has certain risks inherent within this form of operating, including risks concerning market pressures, copyright and other intellectual property issues, and logistics issues pertaining to sales and availability of stock. If any of these issues did occur, it could have impacted the profits and overall operations of the Company, which could have undermined the investment of the Investor. It is quite possible that the Investor could have lost a portion or their entire investment if any of the foregoing issues occurred.

Limited Experience: The Company has only been working in the electrical vehicle charger manufacturing industry since 2020, so the Company's experience in manufacturing is somewhat limited. This limited experience could have, and may in the future, disadvantage the Company and pose risks to Investors where a portion or all of their investment could be lost.

Competition in Electrical Vehicle Chargers Industry : The electric vehicle chargers and energy management industry was and still is highly competitive and could become even more competitive, affecting the Company's sales, revenues, and profits in the future. Competition is rapidly growing in the industry, as many competitors have seen rapid financial and business growth within the last few years through IPO and SPAC offerings. There can be no assurance that the Company will be able to compete successfully now or in the future, and such competitive pressures may affect the Company's ability to earn future profits. As a result, the Investor is at continued risk of losing a substantial portion or all of its investment.

The Company's Success Depends on the Performance of its Brands: The success of the Company depends and may depend in the future, at least in part, on the continued performance of its brands, which may provide opportunities for further investment into the Company in the future. Any event materially affecting the performance of the Company's brands may have a material adverse effect on the Company in the future, and therefore, the investment of the Investor.

Lack of Liquidity. The Company is not currently publicly traded and there is no established secondary market or exchange for the resale of the Note. An Investor seeking to sell their Note probably had or may have great difficulty in finding a buyer in the future or may not find any buyers for the Note at all. Furthermore, unless and until the applicable Note is registered, there will likely be restrictions on the resale of the Note under federal and State securities laws.

Limited Transferability of Securities. The Investor should be fully aware that their Note may be transferred only if certain requirements are satisfied as previously described in the Term Sheet & Note Purchase Agreement. The Investor represented to the Company that it was acquiring the Note for their own investment only and without a view to their immediate resale or distribution.

Risk of Litigation & Uninsured Losses. The Company is not and have not been subjected to lawsuits or proceedings by government entities or private parties, or investors, or became the target of a regulatory investigation, but if such events did occur or will occur in the future, then expenses or liabilities arising from any such suit would be borne by the Company. While the Company will seek to maintain a general liability insurance policy covering its activities, such insurance may not cover all costs and expenses related to litigation. Such an event could have a material adverse effect on the Company's operations, which could negatively impact the Investor's investment and the Investor may lose its entire investment.

Safety and Quality of Products. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, either of which would cause the Company's business to suffer.

Other Considerations. The Company is a mission-driven business that is focused on providing a product that is both safe and environmentally friendly. As a result, the Company may make decisions based on considerations other than strictly maximizing short-term profit and as a result the cost of products may be higher.

Additional Regulations. Our failure to comply with government rules and regulations may harm our business. Our business must comply with local, state and federal rules and regulations covering standard business, taxation and environmental requirements. We believe that we will be able to comply with the rules and regulations governing our business, but if we do fail to comply, we may be subject to fines or other penalties, or our permit or license may be lost or suspended. We may have to stop operating and our investors may lose their entire investment.

Control of the Company. Control of the Company and all of its operations are with Natalie M. King (the "Voting Common Shareholder" and "Director"), and will likely remain with them. Investors must rely upon the judgment and skills of the Voting Common Shareholder and Director.

Risks of Insufficient Funds. The Company may not raise sufficient funds to develop or enhance its products or to respond to competitive pressures. Such limitation may have a material adverse effect on the Company's business, operating results and financial condition.

No representation or warranty of any kind is made by the Issuer, the members, managers, directors, officers or counsel to the Issuer, or any other professional advisors thereto with respect to any tax consequences of any investment in the Company. EACH INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

Rule 201(m) A description of the ownership and capital structure of the Issuer, including:

1. **The terms of the securities being offered and each other class of security of the Issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Issuer.**

Common Stock

The Company has 2,000,000 shares of Common Stock authorized and 2,000,000 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote at any Shareholders meeting and any meeting of the Board of Directors. Holders of Common Stock have dividend and liquidation rights as further qualified by a Shareholders Agreement. The Founder shall hold the majority of shares of any class of shares held within the Company until death or upon a Permitted Transfer of Shares as defined in the Bylaws, except where prohibited by law.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or sale of the Company or similar event, after the payment of all debts and obligations, the remaining funds and assets available for distribution to the stockholders of the Company shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

The Company shall declare all dividends pro rata on the Common Stock on a pari passu basis according to the number of shares of Common Stock held by such holders.

Voting and Veto Power

The Founder shall have the power to veto any decision by the Board of Directors through written notice of disapproval or through a vote in the negative as recorded in the minutes of the Company. The Founder may veto a decision of the Board of Directors without submission to a vote by the shareholders at a shareholders meeting or prior notice thereof.

Board Composition

The Founder shall maintain her position as Director and President of the Board of Directors of the Company throughout the existence of the Company and may only be removed per the terms of the Shareholders Agreement, unless otherwise prohibited by law. In the event of the death of the Founder, the remaining directors shall continue to serve as the directors until the next annual meeting of the shareholders, unless a vacancy is filled in accordance with the By-Laws.

Shareholders Agreement and MBE Certification

The Corporation is a Minority Business Enterprise certified by the National Minority Supplier Development Council. The Corporation shall continue to be a certified Minority Business Enterprise(MBE) in perpetuity through the majority ownership of shares held by minority Shareholders, as that is defined and certified by the National Minority Supplier Development Council, or other comparable certifying organization. The Company shall continue to be a certified MBE despite any recapitalization, merger, plan of share exchange, reorganization, sale of assets, or liquidation of the Company.

Comparison of Rights of Investors to Other Classes of Securities of the Issuer

Unlike the stockholders, the Investors do not have voting or liquidation rights. In addition, the Founder alone (and its licensors, where applicable) shall own all right, title and interest, including all related Intellectual Property Rights of the Company. The Investors, as holders of convertible debt that can be converted into or exercised for shares of the Company's stock, have conversion rights unlike the existing stockholders. Still, these conversion rights are not guaranteed and at the discretion of the Company.

The above description terms of the Company's outstanding stock is a summary only. Please see the Company's Amended and Restated Certificate of Incorporation (**Exhibit A**); the Subscription Agreement; and Shareholders Agreement, for the full terms.

The other outstanding securities are debt securities or securities convertible into debt. See summary below.

Debt

The Company has issued and outstanding a Company Note in the amount of $5,139,863.9 as of 12/31/24. Please see our response to Rule 201(p) below.

2.   A description of how the exercise of rights held by the principal shareholders of the Issuer could affect the purchasers of the securities being offered.

The Founder of the Company is the principal shareholder and is entitled to vote on many more matters than the Investors as the Investors are not permitted to vote. The Founder may make decisions with which the Investors disagrees or that negatively affect the value of the Investors' Interest, and the Investors will have no recourse to change these decisions. The Investors' interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for and advantageous to the Investors.

For example, the Founder may change the terms of the Company's Restated Articles of Incorporation, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The Founder may make changes that affect the tax treatment of the Company in ways that are unfavorable to the Investors, but favorable to the principal shareholders. They may also vote to engage in new offerings and/or to register the Company's securities in a way that negatively affects the value of the Investors' securities interest.

Other holders of securities of the Company may also have access to more information than the Investors, leaving the Investors at a disadvantage with respect to any decisions regarding the Investors' securities interests in the Company. In cases where the rights of holders of convertible debt, like the Investors, or holders of future securities that can be converted into or exercised for shares of the Company's stock, the Investors interest in the Company (via the Convertible Note) may be diluted. This means that the pro-rata portion of the Company represented by the Investors' securities will decrease, which could diminish the Investors' economic rights (such as the Investors' rights, described above).

3.   The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see our response to Rule 201(c) above.

4.   How the securities being offered are being valued, and examples of methods for how such securities may be valued by the Issuer in the future, including during subsequent corporate actions.

The offering price for the Note was determined by the Company based upon future projections and does not necessarily bear any relationship to the Company's current book value, assets, earnings or other generally accepted valuation criteria. In determining the price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the price of the Note should not be considered to be indicative of the actual value of the Note.

In the future, the Company will perform valuations of the Note that take into account factors such as the following:

1. unrelated third party valuations
2. the price at which we sell other securities, such as convertible debt or other classes of stock, in light of the rights, preferences and privileges of those securities relative to those of the securities

3. results of operations, financial position and capital resources

4. current business conditions and projections

5. the marketability or lack of marketability of the securities

6. the hiring of key personnel and the experience of our management

7. the introduction of new products

8. the risk inherent in the development and expansion of our products

9. our stage of development and material risks related to our business

10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business

11. industry trends and competitive environment

12. trends in consumer spending, including consumer confidence

13. overall economic indicators, including gross domestic product, employment, inflation and interest rates

14. the general economic outlook

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

5.   The risks to purchasers of the securities relating to minority ownership in the Issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

Debtholder. An Investor in this offering will hold a debtholder position within the Company. As a debtholder, the Investor will be limited as to its ability to influence the operations of the Company. (See Items (m)(1) and (m)(2) above.)

The marketability and value of the Investor's Interest will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board, and the Investor will have no right to name or remove an officer or member of the Board of the Company.

Additional issuances of securities. Following the Investors' investment, the Company may sell interests to additional investors, which may dilute Investors' securities interest in the Company. The Investors may have the opportunity to increase its investment in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investors to make a follow-on investment may result in substantial dilution of the Investors' interest in the Company.

A sale of the Company or of assets of the Company. As debtholder investors in the Company, the Investors will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Additionally, the Investors will rely upon the executive management of the Company and the Board to manage the Company so as to maximize value for Investors. Accordingly, the success of the Investors' investment will depend in large part upon the skill and expertise of the executive management of the Company and the Board. If the Board and voting shareholders authorize a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, the maximum value the Investors is entitled to receive from the sale is an amount equal to their original investment amount or principal plus any accrued interest, and there is no guarantee that the Investors will receive that full amount, or any amount. Likewise, there is no guarantee that the consideration the Investors receive for their investment will be equal to or exceed the value of the Investors' initial investment in the Company.

Transactions with related parties. The Investors should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management, Board, and/or executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders and other investors. By investing in the Company, the Investors will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Please see our response to Rule 201(f) above for other risk factors.

6.   A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the Note may not be transferred for one year after it is issued unless it is transferred:

i. To the Company;

ii.   To an accredited investor;

iii.   As part of an offering registered with the SEC; or

iv.   To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Rule 201(m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the Issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Rule 201(m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother- in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Rule 201(m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Rule 201(p) A description of the material terms of any indebtedness of the Issuer, including the amount, interest rate, maturity date and any other material terms.

Creditor	Amount Owed	Interest Rate	Maturity Date	Other Material Terms
Dunamis Clean Energy Partners, LP	$5,139,863.9 as of December 31, 2024.	4% per annum	7 years after Closing of Offering ("Closing Date")	Holder is affiliated company Dunamis Clean Energy, LLC owned and managed by Natalie M. King. Holder will continue to issue the Company Note plus any accrued, but unpaid interest to the Investors in installments, on an as-needed-basis at various amounts and at

				varying dates until one of the following occurrences: (1) the date the Company garners $20,000,000 in gross revenues ("Solvency Date"); (2) the date the Company receives $500,000 in additional equity and/or debt financing ("Additional Financing Date"); or (3) three years from the Issuance Date, whichever is earlier ("Maturity Date") The Company may prepay this Note without penalty charges.

Rule 201(q) A description of exempt offerings conducted within the past three years.

Rule 201(r) A description of any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, to which the Issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the Issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the Issuer;**

2. Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the report or report is filed, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

3. If the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

4. Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Rule 201(s) A discussion of the Issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Investors should read the following discussion and analysis of the Issuer's financial condition and results of operations together with the Issuer's financial statements and the related notes and other financial information included elsewhere in this report. Some of the information in this discussion and analysis, including information regarding the strategy and plans for the Issuer's business, includes forward-looking statements that involve risks or uncertainties. You should review the Issuer's response to Rule 201(f) ("Risk Factors") for a discussion of important factors that could cause actual results to differ materially from the results described or implied by the forward-looking statements contained in the following discussion and analysis.

2024 Results of Operations, Liquidity and Capital Resources

The Company had $166,374.59 revenues for the year 2024 and operated at a net loss. In 2024, the Company's capital resources consisted of debt capital from its Company Note and proceeds from its Regulation Crowdfunding offer totaling $61,800. The proceeds of the Company Note helped the Company significantly, affording us the opportunity to continue development of products.

Successes and Challenges in 2024

The Company lost two key staff members in 2024, but also gained 2 key staff members in this same year. In addition, the Company launched its production during 1st quarter 2024. In 2024, the Company was also awarded a $2,500,000 grant by the State of Michigan to assist with additional product launches and operating expenses. In this same year, product certification was obtained for level 2 the Company obtained BABA compliant for level 2 chargers and in the 4th quarter 2024, the Company received certification for Level 2 electric vehicle commercial40 & 50 amp chargers. Still, changes in the political climate concerning electric vehicles in 2024 left the Company unsure of its future success for production.

Current Results of Operations, Liquidity and Capital Resources

The Company's projected revenues for 2025 is $7,000,000 with a projected net income of $91,000 at the end of fourth quarter 2025. We currently have $73,110.98 in cash available as of April 2025. The Corporation intends to use this cash to pay for necessary operational expenses. In addition, the Company was awarded a $2,000,000 grant in 2025 from the State of Michigan of which $1,000,000 was received.

Outlook for 2026

We hope to be profitable next year as we will have launched our new production line of electrical vehicle chargers, including our BABA compliant - for DC fast chargers.

Rule 201(x) Whether the Issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

Yes.

Exhibits List

Exhibit A: Restated Articles of Incorporation

Exhibit B: Certification of Principal Executive Officer

Exhibit C: Financial Statements